EXHIBIT 1.2
Dated July 16, 2009
INFINEON TECHNOLOGIES AG
and
CREDIT SUISSE SECURITIES (EUROPE) LIMITED
and
DEUTSCHE BANK AG
and
MERRILL LYNCH INTERNATIONAL
and
CITIGROUP GLOBAL MARKETS LIMITED
CONTRIBUTION AGREEMENT
Linklaters
Mainzer Landstraße 16
60325 Frankfurt am Main
Telephone (49-69) 71003-0
Facsimile (49-69) 71003-333
Ref: HHR/MDN
Linklaters LLP

This Contribution Agreement has been entered into on July 16, 2009 between:
(1)	INFINEON TECHNOLOGIES AG, Am Campeon 1-12, 85579 Neubiberg, Germany (the “Company”);

(2)	CREDIT SUISSE SECURITIES (EUROPE) LIMITED, One Cabot Square, London E14 4QJ, United Kingdom (“Credit Suisse”);

(3)	DEUTSCHE BANK AG, Große Gallusstr. 10-14, 60311 Frankfurt am Main, Germany (“Deutsche Bank”);

(4)	MERRILL LYNCH INTERNATIONAL, Merrill Lynch Financial Centre, 2 King Edward Street, London EC1A 1HQ, United Kingdom, (“Merrill Lynch” and, together with Credit Suisse and Deutsche Bank and acting as Joint Bookrunners); and

(5)	CITIGROUP GLOBAL MARKETS LIMITED, Citigroup Centre Canada, Square Canary Wharf, London E14 5LB, United Kingdom, (“Citi”, together with Credit Suisse, Deutsche Bank and Merrill Lynch acting as Joint Lead Managers, the “Joint Lead Managers”, and each an “Underwriter” ).

(6)
Recitals:
(A)	Capitalized terms used and not defined herein have the respective meanings set forth in the Underwriting Agreement.

(B)	In consideration of the premises and the mutual undertakings herein contained, and other good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, the parties hereto agree as set forth herein.

1	Contribution

1.1	Subject to the provisions of Section 2.1 hereof, if the indemnification provided for in Section 8 of the Underwriting Agreement is for any reason (including because such indemnification would be contrary to public policy), unavailable to or insufficient to hold harmless an Indemnified Person affiliated to a Underwriter (each a “Indemnified Person”) in respect of any Losses or Claims referred to therein, then the Company shall contribute to the aggregate amount of such Losses or Claims incurred by such Indemnified Person, as incurred:
1.1.1	in such proportion as is appropriate to reflect the relative benefits received by the Company on the one hand and of the Underwriters on the other hand from the Offering; or

1.1.2	if the allocation provided by Sub-section 1.1.1 is not permitted by applicable law, in such proportion as is appropriate to reflect not only the relative benefits referred to in Sub-section 1.1.1 above but also the relative fault of the Company on the one hand and of the Underwriters on the other hand in connection with the acts or statements or omissions which resulted in such Losses or Claims as well as any other relevant equitable considerations.
1.2	The relative benefits received by the Company on the one hand and the Underwriters on the other hand in connection with the Offering shall be deemed to be in the same respective proportions as the total net proceeds from the Offering (before deducting commissions or expenses) received by the Company and the total fees and commissions received by the Underwriters bear to the total gross proceeds from the Offering.

1.3	The relative fault of the Company on the one hand and the Underwriters on the other hand will be determined by reference to, among other things, whether any such act or alleged act or untrue or alleged untrue statement of a material fact or omission or alleged omission to state a material fact relates to information supplied by the Company or by the Underwriters, and the parties’ relative intent, knowledge, access to information and opportunity to correct or prevent such act, statement or omission.

1.4	The Company and the Underwriters agree that it would not be just and equitable if contribution pursuant to Section 1.1 were determined by pro rata allocation (even if the Underwriters were treated as one entity for such purpose) or by any other method of allocation which does not take account of the equitable considerations referred to above in Section 1.1. The aggregate amount of Losses or Claims incurred by an Indemnified Person and referred to above in Section 1.1 will be deemed to include any legal or other expenses properly incurred by such Indemnified Person in investigating, preparing or defending against any litigation, or any investigation or proceeding by any governmental agency or body, commenced or threatened, or any claim whatsoever based upon any such act or alleged act or untrue or inaccurate or alleged untrue or inaccurate statement or omission or alleged omission.

1.5	Notwithstanding the provisions of Section 1.1:
1.5.1	no Indemnified Person shall be entitled to recover from any individual party more by way of a contribution under Section 1.1 than it would have been able to recover from such party had the indemnities in Section 8 of the Underwriting Agreement been available to such Indemnified Person; and

1.5.2	the Company shall not be liable to pay any amount pursuant to Section 1.1 in excess of the amount it would have been liable to pay had the indemnities in Section 8 of the Underwriting Agreement been available to such Indemnified Person.
1.6	Notwithstanding the provisions of Section 1.1, no Underwriter shall be required to contribute any amount in excess of the underwriting commission received by it (and which it is not liable to pay to any other Underwriter or intermediary under the Underwriting Agreement or otherwise) in relation to the New Shares underwritten, acquired or purchased by such Underwriter pursuant to the Underwriting Agreement.

1.7	No person guilty of fraudulent misrepresentation (whether within the meaning of Section 11(f) of the Securities Act or otherwise) will be entitled to contribution in respect of Losses or Claims arising from such fraudulent misrepresentation from any person who was not guilty of such fraudulent misrepresentation.

1.8	For the purposes of Section 1.1, each Indemnified Person shall have the same rights to contribution as the Underwriter to which it is affiliated and the Underwriters’ respective obligations to contribute pursuant to Section 1.1 are several, and are not joint or joint and several, in proportions equal to their respective percentages set forth in Schedule 1 to the Underwriting Agreement.

1.9	For purposes of Section 1.1, each director, officer and employee of a Underwriter and each person, if any, who controls a Underwriter within the meaning of the Securities Act and the Exchange Act shall have the same rights to contribution as such Underwriter.

1.10	The foregoing provisions for contribution shall remain unaffected by any termination of the Underwriting Agreement or the completion of the Offering.

1.11	The respective obligations of the Company and the Underwriters under Section 1.1 shall be in addition to any liability which such parties may otherwise have, in particular for breach of representations and warranties as well as undertakings.

2	Applicability

2.1	Indemnified Persons shall have a right to receive contribution pursuant to Section 1.1 only in connection with legal proceedings before a state or federal court of the United States of America, with administrative proceedings before an agency of the United States of America or any political subdivision thereof or with other legal, administrative or arbitral proceedings in the United States of America. Section 1.1 shall not confer upon any Indemnified Person any right or entitlement to contribution, nor shall this Agreement have any effect, in any legal proceedings before the courts of any other jurisdiction.

3	Governing Law

3.1	This Agreement is governed by, and shall be construed in accordance with, the laws of the State of New York, United States of America, except for any such laws that would require the application of the laws of any other jurisdiction.

Infineon Technologies AG	Credit Suisse Securities (Europe) Limited

By:	By:

By:	By:

Date:	Date:

Deutsche Bank AG	Merrill Lynch International

By:	By:

By:

Date:	Date:

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Citigroup Global Markets Limited

By:

By:

Date:

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